Exhibit 99.1

For Immediate Release

Pointer Telocation Reports Q3 2010 Financial Results

•	Record revenue: increased 10.5% year-over-year to $53.6M
•	$0.8 million in net income, up from $ 1.7 million net loss in the first nine months of 2009

Rosh HaAyin, Israel November 24th, 2010 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) - a leading developer, manufacturer and operator of  Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the first nine months and third quarter of 2010, ended September 30, 2010.

Financial Highlights

Revenues: Pointer's revenues for the first nine months of 2010 increased 10.5% to $53.6 million, as compared to $48.5 million in the first nine months of 2009. In the third quarter of 2010, revenues increased 9.7% to $18.5 million as compared to $16.9 million for the comparable period in 2009.

International activities for the third quarter and first nine months of 2010 were 28% and 26% of total revenues compared to 21% and 23% in the comparable periods of 2009, respectively.

Revenues from products in the first nine months of 2010 increased 15.6% to $17.5 million, (32.6% of revenues), as compared to $15.1 million (31.2% of revenues) in the first nine months of 2009.

Pointer’s revenues from services in the first nine months of 2010 increased 8.3% to $36 million (67.4% of revenues), up from $33.4 million (68.8% of revenues), in the comparable period of 2009.

Gross Profit: In the first nine months of 2010, gross profit was $20.1 million, which is approximately the same level as in the first nine months of 2009. For the third quarter of 2010, gross profit decreased 3.6% to $6.8 million from $7 million in the third quarter of 2009. Gross profit decreased mainly as a result of price erosion in the  Israeli market.

Operating Income: Pointer reported an increase of 93.3% in operating income to $5.3 million for the first nine months of 2010 compared to $2.8 million for the same period in 2009.

It is important to note that in the second quarter of 2009, Pointer recorded a non-cash impairment of $3.0 million. Excluding this non-cash impairment, operating income in the first nine months of 2009, was $5.8 million.

For the third quarter of 2010 operating income was $1.7 million, compared to $2.5 million in the third quarter of 2009.

Net Income (loss): Pointer recorded net income attributable to Pointer’s shareholders for the first nine months of 2010 of $0.8 million or $0.15 diluted net earnings per share, compared to a net loss of $1.7 million or $0.38 diluted net loss per share in the same period of 2009.

For the third quarter of 2010 Pointer recorded net income of $0.4 million, or $0.09 per share, as compared to net income of $1.1 million or $0.23 per share for the third quarter of 2009.

Net income attributable to a non-controlling interest in affiliates in the first nine months of 2010 was $0.8 million compared to $2.4 million for the comparable period in 2009.

Net income attributable to a non-controlling interest in affiliates in the third quarter of 2010 was $0.1 million, as compared to net income of $0.7 million in the third quarter of 2009.

Before the effect of the exclusion of earnings relating to non-controlling interests in accordance with SFAS 160, net income, in the third quarter and first nine months of 2010 was $0.5 million and $1.6 million, respectively, compared to $1.8 million and  $0.7 million for the same periods in 2009.

EBITDA: Pointer’s EBITDA for the third quarter and for the first nine months of 2010 decreased to $2.8 million and $8.6 million, respectively, as compared to $3.6 million and $9.3 million in the comparable periods in 2009.

Danny Stern, Pointer's Chief Executive Officer, commented on the results, "The results for the third quarter of 2010 reflect the continued positive trends that we are seeing in most of the markets we operate in and demonstrate solid revenue growth over last year. This has clearly been driven by our large customer base and the services we provide. We have also been very happy to see our overseas activities and revenues growing. We are continuing with our efforts to expand our customer base while improving our product mix. To that end, we have broadened our activities, including the leading of driver safety programs in both Israel and in Brazil. Additionally, Shagrir is expected to commence providing towing services to the Israeli police for vehicles that were involved in accidents or were stolen. Furthermore, beginning December 2010, Shagrir will begin providing installation services to one of the major car importers to Israel. CAR2GO continues to expand and now provides services to additional Israeli cities."

Conference Call Information:

Pointer Telocation's management will host today, Wednesday, November 24th, 2010 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 10:30 AM EST, 5:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: 1-888-407-2553; From Israel: 03-918-0610

A replay will be available from November 25th, 2010 on the Company’s website: www.pointer.com .

Reconciliation between results on a GAAP and Non-GAAP basis.
Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows. Pointer uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation and amortization including in respect of our non-cash impairment charge related to the fair market value of the business with certain customers from our acquisition of Cellocator. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30countires. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.
For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer Tel.; 972-3-572 3111 E-mail: zvif@pointer.com	Chen Livne, Gelbart-Kahana Investor Relations Tel: 972-3-607 4717, +972-54-302 2983 E-mail: chen@gk-biz.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,687	$3,209
Trade receivables	15,070	11,619
Other accounts receivable and prepaid expenses	3,644	3,033
Inventories	4,002	2,219

Total current assets	24,403	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	1,109	673
Severance pay fund	7,027	6,070
Property and equipment, net	10,587	9,401
Deferred income taxes	-	507
Other intangible assets, net	7,074	9,022
Goodwill	52,496	51,220

Total long-term assets	78,293	76,893

Total assets	$102,696	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2010	2009
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,418	$9,146
Trade payables	11,114	8,639
Deferred revenues and customer advances	8,545	8,253
Other accounts payable and accrued expenses	6,769	6,248

Total current liabilities	37,846	32,286

LONG-TERM LIABILITIES:
Long-term loans from banks, shareholders and others	13,018	15,456
Other long-term liabilities	647	621
Accrued severance pay	7,925	7,131

	21,590	23,208
SHAREHOLDERS' EQUITY:

Pointer Telocation Ltd. shareholders' equity	35,694	33,809

Non-controlling interest	7,566	7,670

Total shareholders' equity	43,260	41,479

Total liabilities and shareholders' equity	$102,696	$96,973

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Revenues:
Products	$17,464	$15,101	$6,423	$5,395	$20,038
Services	36,114	33,354	12,104	11,500	45,287

Total revenues	53,578	48,455	18,527	16,895	65,325

Cost of revenues:
Products	9,578	7,974	3,358	2,555	10,774
Services	23,125	19,190	8,166	7,086	26,645
Amortization of intangible assets	738	738	246	246	976

Total cost of revenues	33,441	27,902	11,770	9,887	38,395

Gross profit	20,137	20,553	6,757	7,008	26,930

Operating expenses:
Research and development, net	1,779	2,113	613	653	2,817
Selling and marketing	5,420	4,461	1,795	1,482	6,249
General and administrative	6,295	6,777	2,231	1,903	8,788
Amortization of intangible assets	1,319	1,489	430	442	1,942
Impairment of intangible assets	-	2,959	-	-	2,959

Total operating expenses	14,813	17,799	5,069	4,480	22,755

Operating income	5,324	2,754	1,688	2,528	4,175
Financial expenses, net	1,516	1,574	522	477	2,070
Other expenses, net	23	15	-	3	16

Income before taxes on income	3,785	1,165	1,166	2,048	2,089
Taxes on income	1,323	79	331	38	887
Income after Income taxes	2,462	1,086	835	2,010	1,202
Equity in losses of affiliate	836	382	295	191	677

Net income	1,626	704	540	1,819	$525

Less: net income attributable to the noncontrolling interest	836	2,429	102	692	2,632

Net income (loss) attributable to Pointer's shareholders	$790	$(1,725)	$438	$1,127	$(2,107)

Basic net earnings (loss) per share	$0.17	$(0.36)	$0.09	$0.24	$(0.44)

Diluted net earnings (loss) per share	$0.15	$(0.38)	$0.09	$0.23	$(0.47)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Cash flows from operating activities:
Net income	$1,626	$704	$540	$1,819	$525
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation ,amortization and impairment	4,160	6,934	1,419	1,281	8,252
Accrued interest and exchange rate changes of convertible debenture and long-term loans	95	(113)	34	16	(85)
Accrued severance pay, net	(187)	(415)	(132)	(160)	(400)
Gain from sale of property and equipment, net	(68)	(205)	(30)	(67)	(377)
Equity in losses of affiliate	836	382	295	191	677
Amortization of deferred stock-based compensation	94	318	22	48	367
Decrease (increase) in trade receivables, net	(3,090)	(568)	(708)	91	1,995
Decrease (increase) in other accounts receivable and prepaid expenses	(990)	(384)	322	(229)	(308)
Decrease (increase) in inventories	(2,107)	156	(587)	(150)	128
Increase in long-term accounts receivable and deferred expenses	-	39	-	-	124
Write-off of inventories	1,241	-	334	-	773
Increase in deferred income taxes	(479)	(226)	(68)	(63)	(493)
Increase (decrease) in trade payables	2,040	(339)	1,190	347	(413)
Increase (decrease) in other accounts payable and accrued expenses	374	1,072	(514)	(820)	461

Net cash provided by operating activities	3,545	7,355	2,117	2,304	11,226

Cash flows from investing activities:
Purchase of property and equipment	(2,931)	(2,525)	(993)	(1,188)	(3,442)
Proceeds from sale of property and equipment	440	861	84	302	1,215
Investments in affiliate	(900)	(300)	(420)	(100)	(640)
Acquisition of subsidiary (a)	-	(38)	-	-	(38)
Decrease in other account receivables	-	-	-	-	279

Net cash used in investing activities	(3,391)	(2,002)	(1,329)	(986)	(2,626)

Cash flows from financing activities:
Receipt of long-term loans from banks	3,180	-	1,851	-	-
Repayment of long-term loans from banks	(4,202)	(4,423)	(919)	(1,553)	(6,027)
Repayment of long-term loans from shareholders and others	(1,134)	(23)	(1,115)	(8)	(32)
Receipt of long-term loans from shareholders and others	43	-	-	-	-
Proceeds from issuance of shares and exercise of warrants, net	57	-	-	-	-
Dividend paid to the noncontrolling interest	(1,170)	(871)	-	(285)	(871)
Short-term bank credit, net	1,257	414	(2,257)	848	(983)

Net cash used in financing activities	(1,969)	(4,903)	(2,440)	(998)	(7,913)

Effect of exchange rate on cash and cash equivalents	293	(145)	141	(135)	(186)

Increase (decrease) in cash and cash equivalents	(1,522)	305	(1,511)	185	501
Cash and cash equivalents at the beginning of the period	3,209	2,708	3,198	2,828	2,708

Cash and cash equivalents at the end of the period	$1,687	$3,013	$1,687	$3,013	$3,209

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited

(a)	Acquisition of subsidiary

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	-	(40)	-	(40)	$(112)
	Property and equipment	-	60	-	60	60
	Customer list	-	24	-	24	24
	Goodwill	-	384	-	384	456
	Accrued severance pay, net	-	(12)	-	(12)	(12)
	Shareholders loan	-	(122)	-	(122)	(122)
	Minority interest	-	(256)	-	(256)	(256)

		-	$38	-	$38	$38

Reconciliation of GAAP net income to EBITDA

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income financial expenses, taxes, depreciation, amortization and impairment. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.  Reconciliation the GAAP to non-GAAP operating results:

CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	Unaudited

Net income as reported:	$1,626	$704	$540	$1,819	$525
Financial expenses, net	1,516	1,574	522	477	2,070
Tax on income	1,323	79	331	38	887
Depreciation, amortization and impairment	4,159	6,933	1,419	1,279	8,254

Non-GAAP EBITDA	$8,624	$9,290	$2,812	$3,613	$11,736